Exhibit 18.1
March 13, 2015
PICO Holdings, Inc.
7979 Ivanhoe Ave, Suite 300
La Jolla, CA 92037

Dear Sirs/Madams:

We have audited the financial statements of PICO Holdings, Inc. as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 13, 2015, which expresses an unqualified opinion. Note 1 to such financial statements contains a description of your adoption during the year ended December 31, 2014 of the change in the date of the annual goodwill impairment test from December 31 to October 1. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP